UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Additional Information on Dada Auto Inc.

On February 8, 2022, RISE Education Cayman Ltd (NASDAQ: REDU) (the “Company”) announced that the Company has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Dada Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle (“EV”) charging market, pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon completion of the Transaction, the existing NaaS shareholders and existing Company shareholders (including holders of ADSs) will own approximately 92.9% and 7.1%, respectively, of the outstanding shares of the combined company.

The Company is posting on its website certain additional information about NaaS and its business, and is furnishing the information in an exhibit to this Form 6-K.

The information furnished does not contain all relevant information relating to the Transaction, the Merger Agreement, NaaS, the Company or the combined company assuming the Transaction is closed, or their securities, particularly with respect to the risks and special considerations involved with an investment in the securities of NaaS or the Company, and shall not be relied upon as a promise or representation as to the past or future performance of NaaS or the Company or the combined company. Past performance does not guarantee or predict future performance.

The information contained in this report (including any exhibit hereto) is furnished, not filed, and will not be incorporated by reference into any registration statements filed by the Company under the Securities Act of 1933, as amended.

Forward-Looking Statements

The information furnished may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Transaction, and the parties’ perspectives and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such risks and uncertainties include, including but not limited to the following: (i) risks related to the expected timing and likelihood of completion of the Transaction, including the risk that the Transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or NaaS; (iv) risks related to disruption of management time from ongoing business operations due to the Transaction; (v) the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the Transaction and its announcement could have an adverse effect on the ability of NaaS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of NaaS or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the Transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

The information furnished speaks as of the date hereof. No obligation is undertaken to update any forward-looking statement, except as required under applicable law. Neither the delivery of this document nor any further discussions of NaaS or the Company or the combined company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of NaaS or the Company or the combined company since that date.

No Offer or Solicitation

The information furnished is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of NaaS or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

For investor and media inquiries, please contact:

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Alex Wu
Name:	Alex Wu
Title:	Acting Chief Financial Officer

Date: February 10, 2022

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Additional Information on Dada Auto Inc.